Exhibit 2
[EXELON LETERHEAD]

October 6, 2015

Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068
Attention: General Counsel

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2014, as amended and restated on July 18, 2014, among Pepco Holdings, Inc. (“PHI”), Exelon Corporation (“Exelon”) and Purple Acquisition Corp.  Capitalized terms used and not otherwise defined in this letter (this “Letter Agreement”) shall have the same meanings ascribed to them in the Merger Agreement.

Following the decision of the District of Columbia Public Service Commission (“DCPSC”) in Formal Case No. 1119 by Order No. 17947, PHI and Exelon and their respective Subsidiaries have continued to use their reasonable best efforts to obtain all approvals and authorizations necessary or advisable to be obtained from the DCPSC in order to consummate the Merger.  In furtherance of this effort, PHI and Exelon filed a petition for reconsideration of Order No. 17947 on September 28, 2015.   In addition, PHI, Exelon, the District of Columbia Government, the Office of Peoples Counsel, the District of Columbia Water and Sewer Authority, the National Consumer Law Center, and one or more other parties have negotiated and will be executing the Nonunanimous Full Settlement Agreement and Stipulation attached hereto as Exhibit A (the “Settlement Agreement”) setting forth the terms and conditions on which PHI and Exelon and their respective Subsidiaries will seek approval of the Merger by DCPSC.  PHI and Exelon will seek DCPSC approval of the Merger through the filing of (1) a Motion of Joint Applicants to Reopen the Record in Formal Case No. 1119 to Allow for Consideration of Nonunanimous Full Settlement Agreement and Stipulation and Granting Additional Requested Relief (the “Motion to Reopen”), or (2) if the DCPSC does not grant the Motion to Reopen, a new merger application with the DCPSC consistent with the terms of the Settlement Agreement (the “New Application”).  This Letter Agreement sets forth the terms and conditions under which Exelon and PHI will file the Settlement Agreement with the DCPSC and seek DCPSC approval of the Merger incorporating the terms and conditions of the Settlement Agreement.

PHI and Exelon each agree that approval of the Merger by the DCPSC with any conditions or obligations (other than non-substantive matters) in addition to those set forth in the Settlement Agreement or any other modifications (other than non-substantive changes) to the terms of the Settlement Agreement that, in the aggregate, are adverse to PHI, Exelon or their respective Subsidiaries will constitute a Burdensome Condition.

PHI and Exelon each agrees that it will not exercise any right of termination it may have under Section 8.2(a) of the Merger Agreement on or after October 29, 2015 unless (a) the DCPSC does not, within 45 days after the initial filing of the Settlement Agreement with the DCPSC as an attachment to the Motion to Reopen (the “Settlement Filing Date”), set a schedule for action for consideration of the

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October 6, 2015

Settlement Agreement which allows for a Final Order for approval of the Merger within 150 days after the Settlement Filing Date, (b) the DCPSC sets a schedule for action on the Motion to Reopen or the New Application (if PHI and Exelon file the New Application), or establishes a revised schedule, which does not allow for a Final Order for approval of the Merger within 150 days after the Settlement Filing Date, (c) the DCPSC fails to adopt a Final Order approving the Merger and the Settlement Agreement as filed with the DCPSC, without condition or modification, within 150 days after the Settlement Filing Date, (d) the DCPSC issues a Final Order disapproving the Merger or the Settlement Agreement or adding conditions or making modifications to the Settlement Agreement, (e) the Settlement Agreement is terminated for any reason, or (f) on or after the date that is 151 days after the Settlement Filing Date any condition to Closing of the Merger in Article VII of the Merger Agreement has not been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing).  For the avoidance of doubt, if any of the events or conditions described in any of the foregoing clauses (a) through (f) occurs, each of PHI and Exelon shall have the right to terminate the Merger Agreement to the extent such party is then permitted to do so in accordance with Article VIII thereof.

Pursuant to Section 1.2 of the Merger Agreement, PHI, Exelon and Merger Sub agree that, unless otherwise mutually agreed in writing between PHI and Exelon, and unless the Merger Agreement is earlier terminated in accordance with its terms and this Letter Agreement, the Closing shall take place as soon as practicable and in any event on or before the second business day following the time at which the last to be satisfied or waived of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with the Merger Agreement, including DCPSC approval of the Merger consistent with this Letter Agreement (or waiver thereof).  Notwithstanding the foregoing or any contrary provision of the Merger Agreement, Exelon may, by written notice to the PHI, elect to delay the Closing for a reasonable period of time, not to exceed 30 days following the satisfaction or waiver of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing), including DCPSC approval of the Merger consistent with the terms of this Letter Agreement (or waiver thereof)  (the “Closing Extension Right”) if Exelon determines that it should engage in one or more capital markets or other financing transactions to raise additional funds required to consummate the Merger; provided that, (a)  following the satisfaction or waiver of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing), including DCPSC approval of the Merger consistent with the terms of this Letter Agreement (or waiver thereof), Exelon shall use its reasonable best efforts to complete its financing transaction(s) as promptly as commercially reasonable under then prevailing market conditions, and (b) any such delay would not reasonably be anticipated to (1) impair the likelihood of Closing, or (2) require any further approvals or any modification of an existing approval or consent obtained in connection with the Merger, including any expiration or lapse date for any approval or consent.  If Exelon exercises the Closing Extension Right, (i) Exelon will not exercise any right to terminate the Merger Agreement under Section 8.2(a) thereof during such period of extension, and (ii) the Closing condition set forth in Section 7.2(a) will be deemed satisfied if and to the extent that such condition was satisfied on the first day of such extension period (but excepting any subsequent knowing and willful act or omission of PHI or its Subsidiaries that results in a breach of any of the

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October 6, 2015

representations and warranties of PHI in Section 5.1 of the Merger Agreement that would cause the Closing condition in Section 7.2(a) to no longer be satisfied).

Nothing contained herein shall operate as an amendment to, or a waiver of, any provision of the Merger Agreement, or otherwise waive or impair any party’s rights under the Merger Agreement, which shall continue in full force and effect, except as expressly modified by this Letter Agreement.

The provisions of Sections 9.2, 9.3, 9.4, 9.5, 9.6, 9.8 9.12 and 9.14 of the Merger Agreement shall apply to this Letter Agreement as if the same were set out herein in full.

[Signature page follows]

Pepco Holdings, Inc.
October 6, 2015

Please acknowledge your agreement and acceptance of the foregoing by countersigning this letter in the space provided below.

Yours sincerely,

EXELON CORPORATION

/s/ DARRYL BRADFORD
Name: Darryl Bradford
Title: Executive Vice President and General Counsel

PURPLE ACQUISITION CORP.

/s/ DARRYL BRADFORD
Name: Darryl Bradford
Title:   President

ACKNOWLEDGED AS OF THE DATE HEREOF:

PEPCO HOLDINGS, INC.

/s/ JOSEPH M. RIGBY
Name:    Joseph M. Rigby
Title:      Chairman of the Board, President and
         Chief Executive Officer
Date:      October 6, 2015

Exhibit A
Form of Settlement Agreement

NONUNANIMOUS FULL SETTLEMENT AGREEMENT AND STIPULATION

WHEREAS, on April 29, 2014, Exelon Corporation (“Exelon”) and Pepco Holdings, Inc. (“PHI”) executed an Agreement and Plan of Merger, and on July 18, 2014 executed an Amended and Restated Agreement and Plan of Merger (the “Merger”);

WHEREAS, on June 18, 2014, Exelon, PHI, Potomac Electric Power Company (“Pepco”), Exelon Energy Delivery Company, LLC (“EEDC”) and New Special Purpose Entity, LLC (“SPE”) (collectively, the “Joint Applicants”) filed an application with the Public Service Commission of the District of Columbia (the “Commission”) seeking approval of the proposed merger of Exelon and PHI and the resulting change in control of Pepco pursuant to Sections 34-504 and 34-1001 of the District of Columbia Official Code (the “Application”);

WHEREAS, on June 27, 2014, by Order No. 17530, the Commission commenced a proceeding to examine and investigate the Application under Formal Case No. 1119;

WHEREAS, the Office of People’s Counsel (“OPC”) is a statutory party of right in all utility-related proceedings before the Commission, and by Order No. 17597 the Commission also granted the petitions to intervene in Formal Case No. 1119 of: the Apartment and Office Building Association of Metropolitan Washington (“AOBA”); DC Solar United Neighborhoods (“DC SUN”); the District of Columbia Government (“District Government”); the District of Columbia Water and Sewer Authority (“DC Water”); the United States General Services Administration (“General Services Administration”); GRID 2.0 Working Group (“GRID 2.0”); the Maryland DC Virginia Solar Energy Industries Association (“MDV-SEIA”); the Mid-Atlantic Renewable Energy Coalition (“MAREC”); Monitoring Analytics, Inc., acting as the Independent Market Monitor for PJM (“IMM”); the National Consumer Law Center (“NCLC”); National Housing Trust (“NHT”); the National Housing Trust-Enterprise Preservation Corporation (“NHT-E”); and NRG Energy, Inc. (“NRG”) (collectively, the “Parties”);

WHEREAS, in assessing the Application, the Commission established a seven factor public interest test in Order No. 17597 for consideration of the effects of the transaction on:

(1) ratepayers, shareholders, the financial health of the utilities standing alone and as merged, and the economy of the District; (2) utility management and administrative operations; (3) public safety and the safety and reliability of services; (4) risks associated with all of the Joint Applicants’ affiliated non-jurisdictional business operations, including nuclear operations; (5) the Commission’s ability to regulate the new utility effectively; (6) competition in the local retail, and wholesale markets that impacts the District and District ratepayers; and (7) conservation of natural resources and preservation of environmental quality;1

1 Formal Case No. 1119, Order No. 17597 (Aug. 22, 2014), ¶ 55.

WHEREAS, the Parties took substantial discovery in Formal Case No. 1119 from the Joint Applicants, including hundreds of written discovery requests;

WHEREAS, the Joint Applicants and the Parties submitted pre-filed witness testimony, and the live testimony of witnesses before the Commission over the course of eleven days of evidentiary hearings held on March 30 through April 8, 2015 and April 20 through April 22, 2015;

WHEREAS, witnesses presented by the District Government, OPC, and other Parties presented testimony that the as-filed Merger would:

o	Lead to higher rates for customers immediately after the Merger;

o	Provide no net economic benefit to the District and inadequate benefits to Pepco customers, particularly low-income customers;

o	Result in no improved reliability for District customers;

o	Guarantee job loss in the District due to the absence of adequate employment protections;

o	Eliminate the benefits of a locally-controlled distribution utility; and

o	Fail to advance the District’s leadership and progress in renewable energy and distributed generation, conservation of natural resources, and preservation of environmental quality;

WHEREAS, in an Opinion and Order dated August 27, 2015 (the “Opinion and Order”), the Commission, based on its review of the Application and the evidence, agreed with many of the arguments presented by the District Government, OPC, DC Water, NCLC, NHT, NHT-E, and AOBA, and concluded that the Merger as filed was not in the public interest “because it does not benefit District ratepayers and the District rather than merely leave them unharmed”;2

WHEREAS, the Joint Applicants disputed the testimony presented by many of the Parties and have filed an Application for Reconsideration of the Opinion and Order with the Commission;

WHEREAS, the Joint Applicants, the District Government, OPC, DC Water, NCLC, NHT, NHT-E, and AOBA (the “Settling Parties”) wish to resolve their disputes and avoid additional lengthy litigation, including a possible appeal of the Opinion and Order by the Joint Applicants;

WHEREAS, the Settling Parties have now agreed to settlement terms and commitments above and beyond those contained in the Application and the commitments previously filed by the Joint Applicants, and believe these terms and commitments establish that the Merger, taken

2 Formal Case No. 1119, Order No. 17947 (Aug. 27, 2015), ¶ 348.

as a whole, is in the public interest as required by D.C. Code § 34-504 and 34-1001, benefits the public, fully satisfies the seven factor test established in Order No. 17597, and addresses in all material respects the deficiencies in the Application identified by the Commission in the Opinion and Order;

WHEREAS, the Commission, pursuant to the District of Columbia Code, Title 34, has plenary authority to review and determine whether the proposed Merger is in the public interest and  pursuant to Title 34, § 608 of the District of Columbia Code has the authority any time to “rescind, alter, modify or amend” its orders;

WHEREAS, under 15 D.C.M.R.  § 146.1, the Commission may, to the extent required, exercise its discretion to waive any of the provisions of Chapters 1 and 2 of Title 15 of the District of Columbia Municipal Regulations after duly advising the parties of its intention to do so;

NOW, THEREFORE, as of this 6th day of October, 2015, the following terms and conditions are agreed to by the Settling Parties in this Nonunanimous Full Settlement Agreement and Stipulation (the “Settlement Agreement”):

Recommendation of Approval of the Merger

1. Subject to the provisions set forth in this Settlement Agreement, the Settling Parties agree that the statutory criteria for approval of a merger application under D.C. Code Sections 34-504 and 34-1001 have been satisfied.  More specifically, the Settling Parties agree that the record in Formal Case No. 1119, coupled with the conditions set forth in this Settlement Agreement, support findings and conclusions by the Commission that the Merger, taken as a whole, is in the public interest and fully satisfies the Commission’s seven factor test.3

2. Subject to the provisions set forth in this Settlement Agreement, the Settling Parties agree that the Joint Applicants should be authorized to take those actions that are necessary in order for the Merger to be lawfully consummated.

Settlement Terms Addressing Commission Factor No. 1

Customer Investment Fund

3. Exelon will provide a Customer Investment Fund (“CIF”) to the District of Columbia with a value totaling $72.8 million.  This represents a benefit of $215.94 per distribution customer (based on a customer count of 337,117 as of December 31, 2013).  Pepco will not seek recovery of the CIF in utility rates. The Settling Parties agree that the CIF shall be allocated as set forth in Paragraphs 4 through 9 below:

3 The commitments set forth herein constitute the entirety of the Joint Applicants’ commitments.  While the commitments are organized in this Settlement Agreement by the seven factors established by the Commission in Order No. 17597, many of the commitments and the associated benefits are applicable to multiple factors.

Residential Customer Base Rate Credit

4. Exelon will provide a Residential Customer Base Rate Credit in the amount of $25.6 million, which will be a credit used to offset residential rate increases approved by the

Commission in any Pepco base rate case filed after close of the Merger until the Residential Customer Base Rate Credit is fully utilized.  Residential customers shall include customers who participate in Pepco’s Residential Aid Discount (“RAD”) Program.  For purposes of this paragraph, residential customers shall include all Master Metered Apartment units, and $4.3 million of the $25.6 million shall be allocated for application as a credit for the Master Metered Apartments.  Pepco will defer recovery of any residential rate increase before March 31, 2019 not offset by the Residential Customer Base Rate Credit through the creation of a regulatory asset equaling the incremental amount of the deferred residential rate increase until March 31, 2019 (the “Incremental Offset”).  Pepco will recover the balance of the Incremental Offset regulatory asset, along with a 5% return, automatically in residential rates, without the need for any further Commission approval, over a two-year period commencing April 1, 2019; provided, however, that the recovery period will be extended beyond the two-year period if and as necessary to ensure that the recovery of the balance does not exceed $1 million per year.  Only the Incremental Offset amount, and return thereon, if any, will be recovered in rates, and no portion of the Residential Customer Base Rate Credit shall be recovered in utility rates.

Residential Customer Bill Credit

5. Exelon will fund a one-time direct bill credit of $14 million to be distributed among Pepco residential customers (including RAD Program customers).  The credit shall be provided within sixty (60) days after the Merger closing based on active accounts as of the billing cycle commencing thirty (30) days after the Merger closing.

Renewable Generation Development

6. Within sixty (60) days after direction by the District Government after Merger close, Exelon will provide funding in the amount of $3.5 million to the Renewable Energy Development Fund established by D.C. Code § 34-1436, or to one or more Community Development Financial Institutions (“CDFIs”), for the expansion of renewable generation in the District.

Support for Energy Efficiency Initiatives

7. Within sixty (60) days after Merger close, Exelon will provide funding in the amount of $3.5 million to the Sustainable Energy Trust Fund established under D.C. Code § 8-1774.10, to further the District’s energy efficiency efforts.

Support for Sustainability in the District

8. Within sixty (60) days after Merger close, Exelon will provide funding in the amount of $10.05 million to the District of Columbia Consumer and Regulatory Affairs Green Building Fund established by D.C. Code § 6-1451.07, to promote sustainability in the District.

Assistance for Low- and Limited-Income Customers

9. Funding of $16.15 million will be provided for assistance to low- and limited-income electric customers in the District of Columbia, in addition to maintaining Pepco’s low-income customer assistance programs pursuant to current requirements and commitments, as follows:

(a) To help reduce the burden of long-standing energy debt for limited-income and other families, Pepco shall forgive all District of Columbia residential customer accounts receivable over two years old as of the date of the Merger close (which is expected to total approximately $400,000);

(b) Within sixty (60) days after receiving direction from the District Government after the Merger closes, Exelon will provide $9 million for supplemental funding for customers eligible for the Low-Income Home Energy Assistance Program (“LIHEAP”).

(c) Within sixty (60) days after receiving direction from the District Government after the Merger closes, Exelon will provide $6.75 million for energy efficiency programs developed or designated by the District in consultation with the National Consumer Law Center and National Housing Trust, targeted toward both affordable multifamily units and master-metered multifamily buildings which include low- and limited-income residents.  Such multifamily programs may include funding for CDFIs or other qualified non-profit entities that support and enable targeted energy-efficiency programs.

Corporate Presence in the District of Columbia

10. Within six (6) months after consummation of the Merger, Exelon will colocate Exelon corporate headquarters in the District of Columbia for Exelon Corporate Strategy and Exelon Utilities (“EU”), the organization that oversees the utility businesses of Exelon.  Exelon shall do so by moving the headquarters of Exelon Utilities and Exelon Corporate Strategy to the District of Columbia; and by moving the primary offices of Exelon Utilities’ Chief Executive Officer, Exelon's Chief Financial Officer and Exelon’s Chief Strategy Officer to the District of Columbia.  Exelon’s Chief Executive Officer will also have an office in the District of Columbia.  Exelon will maintain the above in the District for at least ten (10) years, and will also maintain the PHI and Pepco headquarters in the District for at least ten (10) years.  “Primary offices” in this paragraph means the business location where these officers are expected to spend the majority of their office hours each year, recognizing that the duties of these senior officers often require extensive business travel, including to other Exelon business locations.

11. All of the members of Exelon’s Executive Committee who are in Exelon’s Business Service Company – including the chief officer for each of the Legal, Human Resources, Supply, Risk, Communications, Government Affairs, and Information Technology functions – will have offices within the District (as well as elsewhere in the Exelon system).

12. The Exelon Executive Committee will include the District among the locations of its meetings.

13. Exelon will include the District of Columbia among the locations of Exelon’s Board of Directors meetings and Exelon’s annual shareholder meetings.

Employment in the District of Columbia

14. Exelon will transfer Pepco Energy Services’ (“PES”) Arlington, Virginia operations and associated employees into the District within six (6) months after Merger close and will retain such operations in the District for at least ten (10) years from the date of the transfer.

15. As part of its commitment to establish the District of Columbia as Exelon’s co-Corporate Headquarters and the Headquarters of EU, and including its transfer of PES, by January 1, 2018, Exelon and PHI will relocate 100 positions to the District of Columbia.  By February 1, 2018, Exelon will file a report with the Commission confirming relocation of these positions.

16. In addition to honoring its existing collective bargaining agreements, Pepco will use best efforts to hire, within two (2) years after the Merger closing date, at least 102 union workers in the District of Columbia.  The incremental cost of these hires (a) will be included in rates only to the extent that the workers have actually been hired, and (b) in any event will not be included in customer rates until after January 1, 2017.

17.  For at least five (5) years after Merger close, Exelon shall not permit a net reduction, due to involuntary attrition as a result of the Merger integration process, in the employment levels at Pepco’s utility operations in the District.  For purposes of this paragraph, “involuntary attrition” includes transfer-or-quit offers where the employee decides to quit or retire rather than being transferred to a work location outside of the District.

18. Pepco shall, on an annual basis for the first five (5) years after Merger close, file a report with the Commission by April 1 regarding employment levels at Pepco.  The reports shall detail all job losses – including whether the attrition was involuntary or voluntary – as well as any job gains, delineated using an industry-accepted categorization method such as by SAIC code.

19. Following the Merger closing date until January 1, 2018, Exelon and PHI shall not permit a net reduction greater than 100 positions, due to involuntary attrition as a result of the merger integration process, in the employment levels in the District for Exelon Business Services Company (“EBSC”) and PHI Service Company (“PHISCo”).  Eligible PHISCo employees involuntarily terminated as a result of the Merger integration process will receive severance benefits, including a cash payment, which can be used for outplacement services, at the discretion of the employee.  The 100 positions moved to the District as part of the co-Headquarters/EU Headquarters relocations and the PES relocations will not be among the 100 EBSC and PHISCo positions that may be involuntarily reduced as a result of the Merger integration prior to January 1, 2018.  For purposes of this paragraph, “involuntary attrition” includes transfer-or-quit offers where the employee decides to quit or retire rather than being transferred to a work location outside of the District.

20. As a result of the commitments in Paragraphs 14-19, Exelon, PHI and Pepco commit that the Merger’s impact will be net jobs-positive for the District through at least January 1, 2018.

Exelon will file a report with the Commission by April 1, 2018, demonstrating satisfaction of this commitment.  Exelon, PHI and Pepco also commit that the Merger will not become net job-negative through involuntary attrition as a result of the Merger integration process through December 31, 2019.   Exelon shall file a report with the Commission by April 1, 2020, demonstrating satisfaction of this commitment.

21. For two (2) years after Merger close Exelon shall provide current and former Pepco and PHISCo employees compensation and benefits that are at least as favorable in the aggregate as the compensation and benefits provided to those employees immediately before execution of the Merger Agreement.

22. Exelon shall also assume PHI’s obligations, or cause PHI to continue to meet its obligations, to Pepco employees and retirees with respect to pension and retiree health benefits.

23. Pepco shall also continue its commitments to supplier and workforce diversity.  Pepco shall, on an annual basis for the first three (3) years following consummation of the Merger, file a report with the Commission by April 1 explaining its efforts to promote supplier and workforce diversity.

Workforce Development

24. In order to promote local employment and the local economy in the District, Exelon will contribute $5.2 million in two (2) equal installments over two (2) years to the Department of Employment Services (“DOES”) Learn Earn Advance Prosper (L.E.A.P.) program, other DOES programs in the District (including programs at District universities and in underserved communities), and green infrastructure training programs, as directed by the District Government.  These contributions will be in addition to the CIF, will not count toward meeting the annual charitable contribution commitment described in Paragraph 27, and will not be recovered in utility rates.

Economic Benefits Reporting

25. For each of the first five (5) years after Merger approval, Pepco will submit an annual report, or include as part of its existing reporting requirements, data detailing the economic benefits of the Merger for the District.  The report will detail the methodology used to calculate the benefits and the specific description of the benefits.

Development of an Arrearage Management Program

26. Pepco will work with the District Government and other interested stakeholders, including the National Consumer Law Center, to develop in good faith a mutually agreeable Arrearage Management Program (“AMP”) for LIHEAP or RAD-qualifying customers in arrears, which would include the provision of credits or matching payments for customers who make timely payments on their current bills, with such discussions to be initiated no later than 60 days after the closing of the Merger, and with the understanding that the parties will seek to reach agreement within six (6) months after the closing of the Merger and that any agreement regarding the adoption of an AMP would be submitted to the Commission for its review and approval.

Charitable Contributions and Community Support

27. Exelon and its subsidiaries shall, during the ten-year period following the Merger, provide at least an annual level of charitable contributions and traditional local community support in the District of Columbia that exceeds the 2014 level of $1.9 million (calculated using a three-year rolling average).

Cost Accounting and Synergy Savings

28. Pepco shall track and account for Merger-related savings, and the cost to achieve those savings, in each of its base rate cases filed within in a three-year period following Merger close.  Pepco will flow all synergy savings allocable to the District to customers through the normal ratemaking process.

29. Pepco will amortize the costs to achieve synergy savings (“CTA”) over a five-year period of time commencing with the effective date of the first Pepco base rate case filed after Merger close.  To the extent CTA are incurred after the first rate case, such CTA will be amortized over a five-year period commencing with the effective date of the first rate case after such costs are incurred. Pepco shall not recover CTA in a Pepco rate case in an amount greater than the synergy savings that Pepco demonstrates for the applicable test year.

30. Exelon shall ensure that merger accounting is rate-neutral for Pepco customers.  Exelon shall ensure that any accounting treatments associated with merger accounting do not affect rates charged to Pepco’s customers.  Pepco will not seek recovery in distribution rates of: (a) the acquisition premium or goodwill associated with the Merger; or (b) the Transaction Costs, as defined below, incurred in connection with the Merger by Exelon, PHI or their subsidiaries. Any acquisition premium or goodwill shall be excluded from the ratemaking capital structure and Exelon will not record any of the impacts of purchase accounting at the PHI utility companies, thereby maintaining historical cost accounting at each of the PHI utility companies.  Transaction Costs are defined as: (a) consultant, investment banker, regulatory fees (including the $2 million in regulatory support costs noted in Paragraph 101 of the Opinion and Order) and legal fees associated with the Merger Agreement and regulatory approvals, (b) purchase price, change-in-control payments, retention payments, executive severance payments and the accelerated portion of supplemental executive retirement plan (“SERP”) payments, (c) costs associated with the shareholder meetings and proxy statement related to Merger approval by the PHI shareholders, and (d) costs associated with the imposition of conditions or approval of settlement terms in other state jurisdictions.

31. Exelon also commits that the Staff of the Public Service Commission of the District of Columbia (“Commission Staff”) and OPC shall have reasonable access upon demand to the accounting records of Exelon’s affiliates that are the basis for charges to Pepco pursuant to the Exelon General Services Agreement (“GSA”) to determine the reasonableness of allocation factors used by Exelon to assign those costs and the amounts subject to allocation and direct charges.

32. The Joint Applicants agree that PHI and its subsidiaries, including Pepco, will execute the GSA filed as Exhibit No. 7 with the Application.  The Joint Applicants agree to allocate costs to Pepco in a manner that either substantially complies with the current PHI GSA, or results in a lower allocation of costs in the aggregate.  The Joint Applicants agree to demonstrate this in the first District of Columbia base rate case filing occurring after the closing of the Merger as compared to Pepco’s allocated costs pre-Merger.

33. In each of Pepco’s base rate cases filed within five (5) years after closing of the Merger, Pepco shall provide in addition to the information otherwise required to be provided with Pepco’s 21-day compliance filing, the following information with respect to charges to Pepco from Exelon, EBSC or any other affiliate that supplies service to Pepco after the Merger:

(a) The Cost Allocation Manual(s) in effect and used to allocate costs to Pepco and Pepco’s District of Columbia operations:

(b) The service agreement(s) in effect between Pepco and Exelon, EBSC, and any other affiliate that charges costs to Pepco;

(c) An exhibit separately stating the costs that are directly assigned or allocated to Pepco and Pepco’s District of Columbia operations for the test year and for each year post-Merger, by entity charging the costs, including:

(i) Total amount of direct charged costs and total amount of allocated costs to Pepco and to Pepco’s District of Columbia operation;

(ii) Total amount of direct charged costs and total amount of allocated costs included in Pepco’s rate base and in Pepco’s rate base for the District of Columbia; and

(iii) Total amount of direct charged costs and total amount of allocated costs included in Pepco’s operating and maintenance expenses and in Pepco’s operating and maintenance expenses for the District of Columbia.

34. The Joint Applicants agree they will work together with the Commission Staff and OPC to determine the format of an annual filing of EBSC costs charged to Pepco that will be substantially in the same format as Pepco’s current, annual filing.  The filing will be made by June 30th of each subsequent year and will include a copy of EBSC’s FERC Form 60 as well as detail on the actual EBSC allocations and costs charged to Pepco during the prior year.  Pepco shall also make an ongoing commitment to explain any change to allocation factors to Pepco that are more than five percentage points versus the previous year.  Pepco shall also make available on request any prior months’ variance reports regarding EBSC’s billings to Pepco.  The Joint Applicants shall provide a side-by-side comparison by function of pre- and post-merger shared-services cost allocations to Pepco for five pre- and post-merger years. The comparisons shall be filed on an annual basis as a separate letter, and the first letter shall be filed no later than the end of the second quarter in 2017. This filing will include additional analysis detailing the reasons for any changes, if any, in allocated costs for Pepco on a year over year basis.  In the event that Pepco files a post-merger base rate case prior to receipt of the first side-by-side comparison in 2017, then Pepco shall include as part of its rate increase application a side-by-side comparison, by function, of pre- and post-merger shared-services cost allocations available through the test year, to the extent applicable.  To the extent any other Exelon subsidiary charges costs to Pepco, the same information identified above will be provided with respect to such subsidiary.

35. Controls and procedures will be designed to provide reasonable assurance that PHI’s subsidiaries will not bear costs associated with the business activities of any other Exelon affiliate (other than PHI or a PHI subsidiary) other than the reasonable costs of providing materials and services to PHI (or a PHI subsidiary).  PHI and its subsidiaries will maintain reasonable pricing protocols for determining transfer prices for transactions involving non-power goods and services between PHI and its subsidiaries and Exelon and any Exelon affiliate consistent with the requirements of the Commission and FERC.

36. EBSC costs shall be directly charged whenever practicable and possible.  In its next District of Columbia base rate proceeding, Pepco shall file testimony addressing EBSC charges and the bases for such charges. Pepco’s testimony shall also explain any changes in allocation procedures that have been adopted since its last base rate proceeding.

37. Pepco shall also provide copies to Commission Staff and OPC of the portions of any external audit reports performed for EBSC pertaining directly or indirectly to Exelon’s determinations of direct billings and cost allocations to Pepco.  Such material shall be provided no later than 30 days after the final report is completed.

38. Pepco shall promptly notify the Commission, Commission Staff and OPC when it has received notice that the SEC, the FERC, or the state regulatory commission in any state in which an affiliate utility company operates has initiated an audit of EBSC or PHISCo.  Pepco shall provide copies of the portions of all audit reports highlighting the findings and recommendations and ordered changes to the GSA pertaining directly or indirectly to EBSC or PHISCo’s determinations of direct billings and cost allocations to its affiliate utility companies, as well as any sections addressing Pepco.  If after review of such material, Commission Staff or OPC reasonably determines that review of the remainder of such audit report is warranted, Pepco shall make the complete report available for review in Pepco’s District of Columbia office or at the Commission, subject to appropriate conditions to protect confidential or proprietary information.

39. Pepco shall promptly notify the Commission, Commission Staff and OPC when it has received notice that the SEC, the FERC, or any state regulatory commission in which an affiliate utility company operates has issued a specific decision affecting EBSC or PHISCo, including a rulemaking, pertaining directly or indirectly to EBSC or PHISCO’s determinations of direct billings and cost allocations to its affiliate utility companies.

40. For assets that EBSC acquires for use by Pepco, the same capitalization/expense policies shall apply to those assets that are applicable under the Commission’s standards for assets acquired directly by Pepco.

41. For depreciable assets that EBSC acquires for use by Pepco, the depreciation expense charged to Pepco by EBSC shall reflect the same depreciable lives and methods required by the Commission for similar assets acquired directly by Pepco.  In no event shall depreciable lives on plant acquired for Pepco by EBSC be shorter than those approved by the Commission for similar property acquired directly by Pepco.

42. For assets that EBSC acquires for use by Pepco, the rate of return shall be based on Pepco’s authorized rate of return, unless EBSC is able to finance the asset at a lower cost than Pepco.  In such cases, the lower cost financing will be reflected in EBSC’s billings to Pepco, and the resulting benefit will be passed on to ratepayers.

43. The Commission and OPC will be sent copies of any and all “60-day” letters, and supporting documentation, sent by EBSC to the FERC concerning a proposed change in the GSA.

44. Pepco shall file petitions for approval of any modifications to the GSA, including changes in methods or formulae used to allocate costs, with the Commission at the same time it makes a filing with the FERC.  Commission Staff and OPC shall have the right to review the GSA and related cost allocations in Pepco’s future base rate cases in the District of Columbia, in conjunction with future competitive service audits, in response to any changes in the Commission’s affiliate relations standards, and for other good cause shown.

45. With the exception of Corporate Governance Services, Pepco shall have the right to opt out of any EBSC service that it determines can be procured elsewhere in a more economical manner, is not of a desired quality level, or for any other valid reason, including Commission Orders, after having failed to first resolve the issue with EBSC.

46. Pepco agrees that the Commission, under its authority pursuant to 15 D.C.M.R. §§ 3900-3999, may review the allocation of costs in sufficient detail to analyze their reasonableness, the type and scope of services that EBSC provides to Pepco and the basis for inclusion of new participants in EBSC’s allocation formula.  Pepco and EBSC shall record costs and cost allocation procedures in sufficient detail to allow the Commission to analyze, evaluate, and render a determination as to their reasonableness for ratemaking purposes.

47. The new “SolutionOne” SAP billing system platform will be in use for its expected useful life.  If, for any reason, the use of the “SolutionOne” SAP billing system platform is terminated before the end of this expected useful life, ratepayers shall not be responsible for any un-depreciated costs or lease payment obligations remaining after the date upon which use is terminated.

Future Rate Design in Pepco-DC Base Rate Cases

48. Nothing in the Settlement Agreement shall be construed as a change to the Commission’s stated goal to move “in a deliberate and reasonable fashion over a series of Pepco rate cases to put an end to negative class RORs” as set forth in Formal Case 1087, Order No. 16930, ¶ 329 and affirmed in Formal Case 1103, Order No. 17424, ¶¶ 437 and 438.

Tax Indemnity and Other Tax Commitments

49. Exelon shall indemnify Pepco for any liability for federal or local income taxes (including interest and penalties related thereto, if any) in excess of Pepco’s standalone liability for federal or local income taxes (including interest and penalties related thereto, if any) for any period during which Pepco is included in a consolidated group with Exelon.  Under applicable law, following the Merger, Pepco will have no liability for federal or local income taxes (including interest and penalties related thereto, if any) of Exelon or any other subsidiary of Exelon for any period during which Pepco was not included in a consolidated group with Exelon (i.e. any period before the Merger).  Exelon will take no action to cause Pepco to have any liability for federal or local income taxes (including interest and penalties related thereto, if any) of Exelon or any other subsidiary of Exelon for any period during which Pepco was not included in a consolidated group with Exelon for purposes of filing federal or local income tax returns.  If Pepco is included in a consolidated group with Exelon for purposes of filing federal or local income tax returns and the rating for Exelon’s senior unsecured long term public debt securities, without third-party credit enhancement, is downgraded to a rating that indicates “substantial risks” (below B3 by Moody’s or B- by S&P or Fitch) by at least two of the three major credit rating agencies, the Commission may, after investigation and hearing, require Exelon to deliver to Pepco collateral of the type and amount determined by the Commission pursuant to the hearing to secure Exelon’s tax indemnity to Pepco if the Commission finds that such collateral is necessary for the protection of Pepco’s interests under Exelon’s tax indemnity.  Pepco shall be required to surrender or release such collateral security to Exelon (1) promptly after the rating of Exelon’s senior unsecured long term public debt, without third-party credit enhancement, is restored to a rating above “substantial risks” (at or above B3 by Moody’s or B- by S&P or Fitch) by at least two of the three major credit rating agencies, or (2) if and when Pepco is determined by a body of competent jurisdiction no longer to be liable for federal or local income taxes as a member of a consolidated group with Exelon, other than Pepco’s standalone liability for federal or local income taxes (including interest and penalties related thereto, if any), or (3) upon a finding by the Commission, after investigation and hearing upon application of Exelon, that the conditions under which such collateral security was originally required no longer exist.

50. Exelon and Pepco shall ensure that the Merger will not affect the accounting and ratemaking treatments of accumulated deferred income taxes (“ADIT”), and accumulated deferred investment  tax credits (“ADITC”), such that ADIT and ADITC will continue  to be used as rate base deductions and amortization credits in future Pepco rate cases.

Settlement Terms Addressing Commission Factor No. 2

Pepco’s Management Structure

51. To address concerns about whether the needs of the District of Columbia will be properly raised and addressed within Exelon, Exelon commits that, following the Merger closing date:  (a) Pepco will have a CEO, who may also be the CEO of PHI;  (b) the Pepco CEO (David Velazquez) will be a member of the Exelon Executive Committee, will meet with Exelon’s CEO at least monthly, and will have direct and frequent access to the Exelon CEO and other members of Exelon’s senior management team; (c) the Pepco CEO will attend meetings of Exelon’s Board of Directors, (d) Mr. Velazquez will be extended an employment contract for no less than two (2)  years; (e) the Pepco CEO will reside in the District; and (f) any officer succeeding Mr. Velazquez as Pepco CEO will be knowledgeable about Pepco’s District of Columbia operations.  In addition, PHI will continue to have a Chief Financial Officer, Treasurer and a number of other officers, and Pepco will maintain appropriate levels of senior management at its District of Columbia headquarters.

52. The Regional President of Pepco will have the same capacities and similar responsibilities as she has today.  Consistent with those capacities and responsibilities, the Regional President of Pepco will have input into decisions related to rate case filings and positions on regulatory and legislative issues that affect Pepco.  The Pepco CEO will have the authority to make rate case decisions, including the revenue requirement that will be requested in Pepco’s rate cases in the District of Columbia, taking into consideration the input of the Regional President of Pepco.

53. EU’s CEO, the PHI CEO, the Pepco CEO, and the Pepco Regional President will annually offer to appear publicly before the Commission to review and provide documentation concerning Pepco’s reliability, safety, and customer service performance and to answer questions about Pepco’s performance in the District of Columbia.  This review shall not be construed as approval of any particular Pepco program or expenditure by the Commission.

54. The Commission and stakeholders in the District of Columbia will enjoy the same access to Pepco and PHI personnel after the Merger.  In addition, the Commission’s Chair or designee shall have the opportunity annually to present and provide a report to the full PHI board as to the performance of Pepco in the District and other issues of importance to the Commission.

Board Structure

55. PHI will have a board of directors consisting of 7 or more people.  A majority of the PHI board (4 directors on a board of 7) will be “independent” (as defined by New York Stock Exchange rules).   At least one director shall be selected from each of the service territories of PHI’s utility subsidiaries, and at least one of the independent directors will be a resident of the District.  The CEO of Pepco will be one of the PHI directors.

Settlement Terms Addressing Commission Factor No. 3

Service Reliability and Quality

56. Pepco commits to improve system reliability in its District of Columbia service territory and specifically shall remain: (a) obligated to achieve the currently effective annual Electric Quality of Service Standards (“EQSS”) performance levels from 2016 to 2020 pursuant to 15 D.C.M.R. §§ 3600 et seq., and (b) subject to forfeiture pursuant to 15 D.C.M.R. § 3603.13 in the event that it fails to do so.  In addition, Pepco is committed to improving system reliability beyond the current DC statutory requirements, and therefore Pepco also commits to achieve the annual reliability performance levels for the District of Columbia set forth in Table 1 as measured using the Commission’s current methodology for calculating SAIFI and SAIDI, with exclusion of major service outages:

Table 1

Annual Commitment		2016	2017	2018	2019	2020
EQSS	SAIFI	1.02	0.98	0.95	0.92	0.89
	SAIDI	120	109	99	89	81
Merger Commitment	SAIFI	0.91	0.82	0.74	0.66	0.58
	SAIDI	118	107	97	87	79

Failure to meet these reliability performance levels will result in the compliance measures described herein.  If Pepco fails to meet the reliability-performance levels set out above as a Merger Commitment in any of the years 2016-2020, Pepco will file a corrective action plan by April 1 of the following year including an explanation as to why the target was missed, and the Commission can subject the utility to forfeitures as provided under the current EQSS regulations.  In addition, if either of the SAIFI or SAIDI reliability-performance levels set out above as Merger Commitments are not met in any of the years 2018, 2019 or 2020, then Pepco will automatically make a non-compliance payment by April 1 of the following year to the DC Sustainable Energy Trust Fund established under D.C. Code § 8-1774.10, as set forth in Table 2 below, which payment will not be recoverable in Pepco customer rates:

Table 2

	2018	2019	2020
Non-Compliance Payment	$2.0M	$3.0M	$6.0M

Pepco shall achieve the reliability standards set out as Merger Commitments in Table 1 above without exceeding certain annual reliability-related capital and O&M spending levels.  Specifically, Table 3 sets forth Pepco’s 2016 – 2019 Capital Budget and Forecast for the District of Columbia as contained in the Annual Consolidated Report filed with the Commission in 2015 for the identified categories of capital spending.  Pepco commits to meeting the reliability standards set forth in Table 1 without exceeding the budget for the category of “Budget Commitment – Total Reliability net of DCPLUG and Emergency Restoration”, absent changes in law or regulations requiring increases in reliability-related spending.  Table 4 sets forth Pepco’s projected reliability-related operations and maintenance (“O&M”) budget as contained in the Annual Consolidated Report filed with the Commission in 2015, and Pepco commits to not exceed those amounts.

57. Pepco acknowledges that the reliability-related capital costs and O&M expenses set forth below must go through the regular ratemaking processes of the Commission before they can be recovered in customers’ rates, and Pepco’s commitments here do not imply an endorsement by the Settling Parties or any party or the Commission that such costs or expenses are just and reasonable.

Table 3
Reliability Driven Capital Expenditure 2016-2020
					*Projected
	2016	2017	2018	2019	2020
Total Distribution Reliability Expenditures	$200,979,715	$ 173,369,005	$ 219,211,894	$ 227,914,850	$ 234,752,296
DCPLUG Expenditures	$92,746,708	$ 62,509,008	$ 75,000,000	$ 55,000,000	$ 56,650,000
Distribution Reliability net of DCPLUG Expenditures	$108,233,007	$ 110,859,997	$ 144,211,894	$ 172,914,850	$ 178,102,296
Distribution Emergency Restoration Expenditures	$14,589,928	$ 14,498,357	$ 14,383,143	$ 14,383,143	$ 14,814,637

Budget Commitment – Total reliability net of DCPLUG and Emergency Restoration	$93,643,079	$ 96,361,640	$ 129,828,751	$ 158,531,707	$ 163,287,658
* 2020 budget equal to 2019 budget escalated by three percent to reflect inflation.

Table 4
	Pepco O&M Reliability Budget 2016-2020
		2016	2017	2018	2019	2020

S21200	Distribution System Planned Scheduled Maint DC and MD	$20,271,059	$20,879,190	$21,505,566	$22,150,733	$22,815,255
S21260	Distribution Forestry (Tree Trimming) District of Columbia	$2,394,309	$2,466,138	$2,540,123	$2,616,326	$2,694,816
	2016 – 2020 budget forecast based on 2015 budget increased by 3% per year
	Planned scheduled maint actual costs are allocated to DC and MD

58. The consequences for failure to meet the reliability-related budget targets for the “Budget Commitment – Total Reliability net of DCPLUG and Emergency Restoration” and for reliability-related O&M set forth above are:

(a) If Pepco exceeds the reliability-related capital budgets set out above in any of the years, then Pepco shall automatically place into escrow a non-compliance payment in the amount of $63,000 for every $1 million spent in excess of the reliability-related capital budget target for the year.

(b) All non-compliance payments shall be placed in escrow no later than April 1 of the subsequent calendar year during which the capital budget level was exceeded.

(c) By June 30, 2021, Pepco shall file with the Commission a comprehensive report on the reliability performance and prudence of actual spending levels for 2016-2020 to allow the Commission to determine whether the escrowed funds should be directed to the DC Sustainable Energy Trust Fund established under D.C. Code § 8-1774.10 or returned to the Company.

(d) No later than six (6) months after the close of the Merger, Pepco shall file with the Commission a report which includes a forecast of planned reliability-related work for that calendar year, including at a minimum the general project descriptions, locations, and associated reliability-related capital and O&M spending.  The project description should denote the intended improvements to outage duration, frequency, or some other reliability metric.  The filed forecast shall serve as a baseline comparison for the June 30, 2021 Company report on actual reliability-related expenditures, but shall not prompt Commission approval, denial, or other action in advance of the report.  By April 1 of each subsequent calendar year through 2019, Pepco shall file the same information as part of its Annual Consolidated Report.  Receipt of the forecast shall not constitute an endorsement by the Commission of the prudence of the expenditures.

(e) If Pepco asserts that “unplanned” reliability-related work contributed to excess capital spending, then the report should include a narrative as to the prudence of the capital expenditures.  Specifically, the report should describe any incremental SAIDI or SAIFI improvement attributable to the “unplanned” work and an assessment of whether the completion of such work during the period resulted in any cost savings, compared to delay of such work to a later date.

(f) If Pepco fails to meet the reliability-related O&M budget levels set out above in any of the years, then Pepco shall automatically forgo seeking recovery in customer rates of any amounts spent in excess of the reliability-related O&M budget level for the year.

(g) Pepco’s proposed reliability-related capital spending levels are set forth above, and actual costs shall be reviewed by the Commission in full base rate cases.  Pepco shall not file for a tracker or surcharge mechanism to recover such reliability-related capital and O&M expenditures incurred for the period 2016-2020 (other than for the District of Columbia Power Line Undergrounding (“DC PLUG”)).

59. Pepco will not seek reevaluation of the current EQSS reliability performance standards for the years 2016 through 2020 pursuant to 15 D.C.M.R. § 3603.

60. Pepco will continue to meet with Staff and OPC as part of the Productivity Improvement Working Group (“PIWG”) to discuss reliability and system productivity measures and will continue to file information concerning its capital budget, including but not limited to its budget for reliability-related investments, as part of its Annual Consolidated Report.  On an annual basis as part of a PIWG meeting, Pepco will specifically review the reliability performance, actual spend and projected budget for reliability-related capital as filed in the Annual Consolidated Report.  Such review with Commission Staff and OPC shall not be construed as pre-approval of the particular capital expenditures and parties shall remain free to contest capital expenditures in future base rate cases.

Root Cause Analysis to Improve Customer Satisfaction

61. Pepco shall conduct a root-cause analysis of, and develop an action plan to improve, Pepco’s customer-satisfaction scores in the District of Columbia.  Pepco will file this analysis and action plan with the Commission no later than six (6) months after Merger closing and will also present this information to the PIWG.

Safety

62. Exelon is committed to having all of its utilities achieve and maintain first quartile performance in safety.  Consistent therewith, Pepco will file annual reports on its safety performance and safety initiatives with the Commission as part of its Annual Consolidated Report, and will also present this information to the PIWG.  Pepco’s reporting will include a report by Exelon on its existing safety and cybersecurity policies.

Settlement Terms Addressing Commission Factor No. 4

Ring Fencing Protections

63. Pepco will maintain its separate existence as a separate corporate subsidiary and its separate franchises, obligations and privileges.

64. Pepco will not incur or assume any debt, including the provision of guarantees or collateral support, related to this Merger or any future Exelon acquisition.

65. Pepco shall maintain separate debt so that Pepco will not be responsible for the debts of affiliate companies and preferred stock, if any, and Pepco shall maintain its own corporate and debt credit rating, as well as ratings for long-term debt and preferred stock.

66. Exelon has established the SPE, a limited liability company, as a special purpose entity for the purpose of holding 100% of the equity interest in PHI.

67. The SPE will be a direct subsidiary of EEDC.

68. EEDC will transfer 100% of the equity interest in PHI to the SPE as an absolute conveyance with the intention of removing PHI and its utility subsidiaries from the bankruptcy estate of Exelon and EEDC.

69. The SPE will have no employees and no operational functions other than those related to holding the equity interests in PHI.

70. The SPE shall maintain adequate capital in light of its contemplated business purpose, transactions and liabilities; provided, however, the foregoing shall not require the owners to make any additional capital contributions.

71. The SPE will have four directors appointed by EEDC. One of the four SPE directors will be an independent director, who will be an employee of an administration company in the business of protecting SPEs, and must meet the other independence criteria set forth in the SPE governing documents.  One other director will be appointed from among the officers or employees of PHI or a PHI subsidiary.  The other two SPE directors may be officers or employees of Exelon or its affiliates, including PHI and its subsidiaries.

72. The SPE will issue a non-economic interest in the SPE (a “Golden Share”) to an administration company in the business of protecting SPEs and separate from the administration company retained to provide the person to serve as the independent director for the SPE.  The holder of the SPE’s Golden Share will have a voting right on matters specified in the SPE governing documents, as described below.

73. A voluntary petition for bankruptcy by the SPE will require the affirmative consent of the holder of the Golden Share and the unanimous vote of the SPE board of directors (including the independent director).  A voluntary petition for bankruptcy by PHI will require the affirmative consent of the holder of the Golden Share, the unanimous vote of the SPE board of directors (including the independent director), and the unanimous vote of the PHI board of directors.  A voluntary petition for bankruptcy for any of PHI’s subsidiaries will require the unanimous vote of the PHI board of directors (including its independent directors) and the unanimous vote of the board of directors of the relevant PHI subsidiary.

74. The SPE will maintain arms-length relationships with each of its affiliates and observe all necessary, appropriate and customary company formalities in its dealings with its affiliates.  PHI and PHI’s subsidiaries will maintain arms-length relationships with Exelon and its affiliates, including the SPE.

75. PHI’s CEO and other senior officers who directly report to the CEO will hold no positions with Exelon or Exelon affiliates other than PHI and PHI’s subsidiaries.

76. At all times, the SPE will hold itself out as an entity separate from its affiliates, will conduct business in its own name through its duly authorized directors and officers and comply with all organizational formalities to maintain its separate existence and shall use commercially reasonable efforts to correct any known misunderstanding regarding its separate identity.  PHI and its subsidiaries will hold themselves out as separate entities from Exelon and the SPE, conduct business in their own names (provided that PHI and each of PHI’s utility subsidiaries may identify itself as an affiliate of Exelon on a basis consistent with other Exelon utility subsidiaries).

77. The SPE shall maintain its own separate books, records, bank accounts and financial statements reflecting its separate assets and liabilities.  PHI and each of PHI’s subsidiaries will maintain separate books, accounts and financial statements reflecting its separate assets and liabilities.

78. The SPE shall comply with Generally Accepted Accounting Principles in all material respects (subject, in the case of unaudited financial statements, to the absence of footnotes and to normal year-end audit adjustments) in all financial statements and reports required of it and issue such financial statements and reports separately from any financial statements or reports prepared for its affiliates; provided that such financial statements or reports may be consolidated with those of its affiliates if the separate existence of the SPE and its assets and liabilities are clearly noted therein.

79. The SPE shall account for and manage all of its liabilities separately from any other entity, and pay its own liabilities only out of its own funds.

80. The SPE shall neither guarantee nor become obligated for the debts of any other entity nor hold out its credit or assets as being available to satisfy the obligations of any other entity.

81. Each PHI utility will maintain separate debt and preferred stock, if any, so that none will be responsible for the debts or preferred stock of affiliated companies, and each will maintain its own corporate and debt credit rating as well as ratings for long-term debt and preferred stock, if any.  PHI and its subsidiaries will use reasonable efforts to maintain separate credit ratings for their publicly traded securities.  PHI will not issue additional long-term debt securities.  In particular, PHI shall not rollover or otherwise refinance its currently outstanding long-term debt by issuing new long-term debt.  PHI and its utility subsidiaries will use reasonable efforts and prudence to preserve investment grade credit ratings.

82. PHI will not assume liability for the debts of Exelon, the SPE, or any other affiliate of Exelon other than a PHI subsidiary.  The PHI subsidiaries will not assume liability for the debts of Exelon, PHI, the SPE, the other PHI subsidiaries, or any other affiliate of Exelon.  The SPE shall not acquire, assume or guarantee obligations of any affiliate.  PHI will not guarantee the debt or credit instruments of Exelon, the SPE or any other Exelon affiliate other than a PHI subsidiary.  The PHI utilities will not guarantee the debt or credit instruments of Exelon, PHI or any other Exelon affiliate including the SPE.

83. The SPE shall not pledge its assets for the benefit of any other entity or make loans to, or purchase or hold any indebtedness of, any other entity.  The PHI utilities will not pledge or use as collateral, or grant a mortgage or other lien on any asset or cash flow, or otherwise pledge such assets or cash flow as security for repayment of the principal or interest of any loan or credit instrument of, or otherwise for the benefit of, Exelon, PHI or any other Exelon affiliate including the SPE.

84. Pepco will not include in any of its debt or credit agreements cross-default provisions between Pepco securities and the securities of Exelon or any other Exelon affiliate.  Pepco will not include in its debt or credit agreements any financial covenants or rating agency triggers related to Exelon or any other Exelon affiliate.

85. The SPE will not commingle its funds or other assets with the funds or other assets of any other entity and shall not maintain any funds or other assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual funds or other assets from those of its owners or any other person.

86. PHI and its subsidiaries will maintain in its own name all assets and other interests in property used or useful in their respective business and will not transfer its ownership interest in any such property to Exelon or an Exelon affiliate (other than a PHI subsidiary) without requisite approval of the Commission and any approval required under the Federal Power Act; provided that the foregoing shall not limit the ability of PHI to transfer to Exelon or Exelon affiliates any business or operations of PHI or PHI subsidiaries that are not regulated by state or local utility regulatory authorities.

87. The SPE shall ensure that its funds will not be transferred to its owners or affiliates except with the consent and authority of the SPE board of directors.

88. The SPE shall ensure that title to all real and personal property acquired by it is acquired, held and conveyed in its name.

89. No entities other than PHI and its subsidiaries, including the PHI utilities and PHISCo, will participate in the PHI utilities’ money pool.  The PHI utilities will not participate in any money pool operated by Exelon, and there will be no commingling of the PHI money pool funds with Exelon.  Any deposits into or loans through the PHI money pool by PHI utilities shall be on terms no less favorable than the depositor or lender could obtain through a short-term investment of similar funds with independent parties.  Any borrowings from the PHI money pool by a PHI utility shall be on terms no less favorable and cost effective than the PHI utility could obtain through short-term borrowings from (including sales of commercial paper to) independent parties.  Exelon will give notice to the Commission within seven (7) days in the event that any participant in the PHI money pool is rated below investment grade by any of the three major credit rating agencies.  The documents and instruments creating the PHI money pool (and any modification thereof) will be subject to approval by the Commission.

90. Immediately following the Merger close, PHISCo will remain as a subsidiary of PHI and will continue to perform functions and to maintain related assets currently involved in providing services exclusively to the PHI utilities.  Other functions that are currently provided by PHISCo, including those that are provided to PHI utilities and to other current PHI subsidiaries, will be transferred to EBSC or another Exelon affiliate in a phased transition over a period of time following the Merger closing.  To address concerns that there would be two service companies under the proposed Merger, Exelon will file a plan within six (6) months after the Merger’s close for Commission approval to integrate PHISCo within EBSC and other entities.  The plan to integrate PHISCo with EBSC shall not include any net transfer of PHISCo employees located in the District of Columbia pre-Merger to any location outside of the District, subject to the provisions of Paragraph 19.

91. PHI subsidiaries, other than PHISCo and the PHI utilities, that are currently engaged in operations that are not regulated by a state or local utility regulatory authority will be transferred to Exelon or an Exelon affiliate; provided that: (a) PHI may retain ownership of Conectiv LLC (“Conectiv”) as a holding company for ACE and Delmarva Power; (b) Conectiv may transfer its 50% ownership interest in Millennium Account Services LLC to PHI; and (c) Conectiv or subsidiaries of Conectiv may retain ownership of real estate and other assets that are used in whole or in part in the business of the PHI utilities.  PHI may elect to hold the stock of Delmarva and ACE directly, and cease the use of Conectiv as a holding company.

92. The SPE will maintain a separate name from and will not use the trademarks, service marks or other intellectual property of Exelon, PHI, or PHI’s subsidiaries.  PHI and its utility subsidiaries will each maintain a separate name from and will not use the trademarks, service marks or other similar intellectual property of Exelon or its other affiliates, except that PHI and each of PHI’s utility subsidiaries may identify itself as an affiliate of Exelon on a basis consistent with other Exelon utility subsidiaries.

93. Any amendment to the organizational documents of the SPE that would remove or alter the voting or other ring-fencing requirements described above will require the unanimous vote of the board of directors of the SPE, including the independent director, and the affirmative consent of the holder of the Golden Share.

94. Within 180 days following completion of the Merger, Exelon will obtain a legal opinion in customary form and substance and reasonably satisfactory to the Commission, to the effect that, as a result of the ring-fencing measures it has implemented for PHI and its subsidiaries, a bankruptcy court would not consolidate the assets and liabilities of the SPE with those of Exelon or EEDC, in the event of an Exelon or EEDC bankruptcy, or the assets and liabilities of PHI or its subsidiaries with those of either the SPE, Exelon or EEDC, in the event of a bankruptcy of the SPE, Exelon or EEDC.  In the event that such opinion cannot be obtained, Exelon will promptly implement such measures as are required to obtain such opinion.

95. Pepco shall maintain a rolling 12-month average annual equity ratio of at least 48%.  Pepco will not pay dividends to its parent company if, immediately after the dividend payment, its common equity level would fall below 48%, as equity levels are calculated under the ratemaking precedents of the Commission.

96. Pepco shall not make any distribution to its parent if Pepco’s corporate issuer or senior unsecured credit rating, or its equivalent, is rated by any of the three major credit rating agencies below investment grade.

97. Pepco shall file with the Commission, within five (5) business days after the payment of a dividend, the calculations that it used to determine the equity level at the time the board of directors considered payment of the dividend and the calculations to demonstrate that the common equity ratio immediately after the dividend payment did not fall below 48%, as equity levels are calculated under the ratemaking precedents of the Commission.

98. Pepco will file with the Commission an annual compliance report with respect to the ring-fencing and other requirements.

99. At the time of Merger close and every year thereafter, Pepco shall provide the Commission with a certificate from an officer of Exelon certifying that: (a) Exelon shall maintain the requisite legal separateness in the corporate reorganization structure; (b) the organization structure serves important business purposes for Exelon; and (c) Exelon acknowledges that subsequent creditors of PHI and Pepco may rely upon the separateness of PHI and Pepco and would be significantly harmed in the event separateness is not maintained and a substantive consolidation of PHI or Pepco with Exelon were to occur.

100. Exelon shall not, without prior Commission approval, alter the corporate character of EEDC to become a functioning corporate entity providing common support services for PHI utilities.

101. Exelon shall not engage in an internal corporate reorganization relating to the SPE, PHI or Pepco, or EEDC for which Commission approval is not required without ninety (90) days prior written notification to the Commission.  Such notification shall include: (a) an opinion of reputable bankruptcy counsel that the reorganization does not materially impact the effectiveness of PHI’s existing ring-fencing; or (b) a letter from reputable bankruptcy counsel describing what changes to the ring-fencing would be required to ensure PHI is at least as effectively ring-fenced following the reorganization and a letter from Exelon committing to obtain a new non-consolidation option following the reorganization and to take any further steps necessary to obtain such an opinion.  Exelon will not object if the Commission elects to open an investigation into the matter if the Commission deems it appropriate.  Notwithstanding the above language in this paragraph, the Joint Applicants shall not materially alter the ring-fencing plan described in this Settlement Agreement without first obtaining approval in a written order from the Commission.

102. None of the cost of establishing, operating or modifying the SPE will be borne by Pepco or its distribution customers.  The cost of obtaining the opinion of legal counsel referred to above (or any future opinion) will not be borne by Pepco or its distribution customers.

103. Upon the effective date of the proposed Merger, PHI and its utility subsidiaries will adopt delegations of authority setting forth the authorizations of officers of PHI and its utility subsidiaries to act on behalf of PHI and its utility subsidiaries without further authorization from Exelon.  The proposed delegations of authority for PHI and its utility subsidiaries are set forth on Table 5.  The delegations of authority for Pepco adopted by PHI will not be amended to reduce authorization levels of Pepco officers without prior notice to the Commission.

Table 5

Transaction Type (Note 1)	Approval Threshold
	Exelon Board of Directors	Exelon Board Committees	Exelon President & CEO	Chief Executive Officer, Exelon Utilities	PHI or Utility Board of Directors	President & CEO, PHI or Utility	Sr. Vice Pres., CFO and Treas. , PHI or Utility	Sr. Vice Pres., PHI or Utility
Capital and Related O&M	> $200M	≤ $200M	≤ $100M	≤ $50M	> $50M	≤ $25M	≤ $15M
Mergers, Acquisitions, New Business or Ventures	> $100M		≤ $100M		> $5M	≤ $5M
Sale of Receivables					> $10M	≤ $10M	≤ $1M	≤ $1M
Sale/Divestiture of Other Assets (including Real Estate)			≤ $100M		> $10M	≤ $10M	≤ $1M	≤ $1M
Customer Account Credits/Bill Adjustments/Charge Offs					> $10M	≤ $10M	≤ $1M	≤ $1M
Natural Gas Contracts (Note 2)	> $200M	≤ $200M			> $100M	≤ $100M
Other Electric Energy Procurement Contracts (Note 2)	> $100M	≤ $100M		≤ $50M	> $50M	≤ $25M
Purchases of Services and Non-Capital Materials	> $200M	≤ $200M	≤ $150M	≤ $50M	> $50M	≤ $25M	≤ $5M	≤ $5M
Legal, Regulatory or Income Tax Settlements (Note 3)	> $200M	≤ $200M	≤ $100M	≤ $50M	> $50M	≤ $25M	≤ $5M	≤ $5M
Issue/Redeem Debt	> $300M	≤ $300M	≤ $200M		ALL
Financial Guarantees	> $150M	≤ $150M	≤ $100M	≤ $50M	≤ $100M
Employee Benefit Plans and Arrangements			≤ $50M		ALL
Contribution to Benefit Plans (Note 4)	> $200M	≤ $200M			ALL
Negotiated Utility Rate Contracts			≤ $75M	≤ $50M	> $50M	≤ $25M	≤ $5M	≤ $5M
Other Contractual Commitments, Leases and Instruments	> $200M	≤ $200M	≤ $100M	≤ $50M	> $50M	≤ $25M	≤ $15M	≤ $5M
Corporate Contributions and Philanthropy	≥ $1M		≤ $1M	< $1M	≥ $1M	< $50K	≤ $10K	≤ $10K
Note 1: Delegations are to the respective officers and agents of Pepco Holdings LLC and its utility subsidiaries (collectively, “PHI”).  Authority delegated to officers and agents to approve transactions is limited to transactions having subject matters related to their areas of responsibility. Additional written delegations to officers or employees below the CEO level may be made by the authorized officers generally or for specific purposes.
Note 2: Approval by the PHI or Exelon board of directors is not required for energy procurement contracts that are a direct result of an auction process or procurement plan approved by a state or local utility regulatory commission.
Note 3:  The Pepco CEO has the authority to make rate case decisions including the revenue requirement that will be requested in Pepco’s rate cases in the District of Columbia, taking into consideration the input of the Regional President of Pepco.
Note 4:  Approval is not required for legally required periodic contributions to the pension and employee benefit plans.

104. Exelon shall conduct an analysis of its operational and financial risk to determine the adequacy of existing ring fencing measures. Exelon shall file this analysis with the Commission no later than the end of the third quarter in 2017.

105. The Joint Applicants agree to implement the ring-fencing and corporate governance measures set out in Paragraphs 51-55 and 63-102 within 180 days after Merger closing for the purpose of providing protections to customers.  Not earlier than five (5) years after the closing of the Merger, the Joint Applicants shall have the right to review these ring-fencing provisions and to make a filing with the Commission requesting authority to modify or terminate those provisions.  Notwithstanding such right, Joint Applicants agree not to proceed with any such modification or termination without first obtaining Commission approval in a written order.  In addition, the Joint Applicants recognize that the Commission at any time may initiate its own review or investigation regarding ring-fencing measures (or upon petition by any party) and order modifications that it deems to be appropriate, in the public interest and the best interest of Pepco customers.

Commission Approval of PHI Non-Utility Operations

106. After the Merger, PHI will not initiate or invest in new non-utility operations without first obtaining Commission approval in a written order.

Severance of the Exelon - Pepco Relationship

107. Notwithstanding any other powers that the Commission currently possesses under existing, applicable law, the Joint Applicants agree that the Commission may, after investigation and a hearing, order Exelon to divest its interest in Pepco on terms adequate to protect the interests of utility investors (including Exelon investors) and consumers and the public, if the Commission finds that: (a) one or more of the divestiture conditions described below has occurred, (b) that as a consequence Pepco has failed to meet its obligations as a public utility, and (c) that divestiture is necessary to allow Pepco to meet its obligations and to protect the interests of its customers in a financially healthy utility and in the continued receipt of reasonably adequate utility service at just and reasonable rates.  Any divestiture order made pursuant to this commitment shall be applicable to Pepco only to the extent consistent with the application of the criteria in the preceding clauses (a) – (c) and shall be limited to the assets and operations of Pepco in the District of Columbia.  The divestiture conditions covered by this commitment are: (i) a nuclear accident or incident at an Exelon nuclear power facility involving the release or threatened release of radioactive isotopes, resulting in (x) a material disruption of operations at such facility and material loss to Exelon that is not covered by insurance or indemnity or (y) the permanent closure of a material number of Exelon nuclear plants as a result of such accident or incident; (ii) a bankruptcy filing by Exelon or any of its subsidiaries constituting 10% or more of Exelon’s consolidated assets at the end of its most recent fiscal quarter, or 10% or more of Exelon’s consolidated net income for the twelve (12) months ended at the close of its most recent fiscal quarter; (iii) the rating for Exelon’s senior unsecured long-term public debt securities, without third-party credit enhancement, are downgraded to a rating that indicates “substantial risks” (i.e., below B3 by Moody’s or B- by S&P or Fitch) by at least two of the three major credit rating agencies, and such condition continues for more than six (6) months; or (iv) Exelon and/or PHI have committed a pattern of material violations of lawful

Commission orders or regulations, or applicable provisions of the D.C. Code and, despite notice and opportunity to cure such violations, have continued to commit the violations.

Settlement Terms Addressing Commission Factor No. 5

Consent to the Commission’s Jurisdiction

108. Pepco will continue to operate within the District of Columbia as an electric public utility subject to the continuing jurisdiction of the Commission pursuant to the District of Columbia Public Utilities Act, and without any reduction in the Commission’s existing oversight or authority over Pepco.

Prompt Access to Pepco’s Books and Records

109. Pepco will maintain separate books and records. Upon request by the Commission or the OPC, the Joint Applicants agree to provide access on demand in the District of Columbia to Pepco’s original books and records as maintained in the ordinary course of business in accordance with D.C. Code § 34-904. The Joint Applicants also agree to notify the Commission of any material change in the administration, management or condition of Pepco DC’s books and records within ten (10) days after the event.

Exelon Utility Performance Comparison Reporting

110. Exelon and PHI shall file annual across-the-fence reports comparing the performance and status of the utilities within the Exelon family.  The reports shall address substantive areas as directed by the Commission and may include subject areas such as reliability, customer service, safety, rate and regulatory matters, interconnections, energy-efficiency and demand-response programs, and deployment of new technologies, including smart meters and smart grid, automated technologies, microgrids and utility-of-the future initiatives.  The annual reports shall only be filed under separate cover in the event that the across-the-fence comparison is not duplicative of analysis provided in a separate report required by the Commission.

Consent to Jurisdiction

111. Exelon submits to the jurisdiction of the Commission for: (1) all matters related to the Merger and the enforcement of the conditions set forth herein to the extent relevant to operations of Pepco; and (2) matters relating to affiliate transactions between Pepco and Exelon or its affiliates to the extent relevant to operations of Pepco in the District of Columbia.  Exelon shall also cause each of its affiliates that supplies goods or services to Pepco to submit to the jurisdiction of the Commission for matters relating to the provision or costs of such goods or services to Pepco.

Settlement Terms Addressing Commission Factor No. 6

Adherence to Code of Conduct and Provision of Standard Offer Service

112. The Joint Applicants agree to comply with the statutes and regulations applicable to Pepco regarding affiliate transactions, including without limitation 15 D.C.M.R. §§ 3900-3999.

113. Pepco will continue to provide SOS (“Standard Offer Service”) to its customers in the District consistent with the District of Columbia Code and Affiliate Code of Conduct.  The Settling Parties acknowledge that Exelon intends to continue to participate in the SOS auction process following the Merger.

Separate Employees to Engage in Advocacy

114. Exelon shall utilize separate legal and government-affairs personnel, support personnel, and separate law firms and consultants to advocate before the Commission, on behalf of Exelon Generation and/or Constellation Energy Resources, LLC, on the one hand, and Pepco and any Affiliated Transmission Company, on the other.

Advocacy for Energy Efficiency and Demand Response

115. Exelon has supported and will continue to support energy efficiency and demand response playing a role in the energy resource mix, with demand response services being an important tool for customers to manage energy costs.  While questions remain about jurisdiction over demand response, the appropriate compensation mechanisms, and how to incorporate demand response in existing markets, Exelon is of the view that any sensible energy policy should reflect the value of all resources, including demand response.  To that end, PHI and Pepco will maintain and promote energy efficiency and demand response programs consistent with the direction and approval of the Commission, District and federal law.  Exelon will continue to advocate that demand response should be reflected in markets that serve the District of Columbia.

Competition Protections

116. Exelon agrees to the following competition protections.  For purposes of this condition, “Affiliated Transmission Companies” are Pepco (in the District of Columbia and Maryland), Delmarva Power, Atlantic City Electric (“ACE”), PECO Energy Company (“PECO”), Baltimore Gas and Electric Company (“BGE”) and Commonwealth Edison Company (“ComEd”), and any transmission owning entity that is in the future affiliated with Exelon and is a member of PJM Interconnection, LLC (“PJM”). “Exelon” refers to Exelon and its affiliates and subsidiaries.

(a) Exelon commits that its Affiliated Transmission Companies shall each identify, with PJM’s concurrence, at least three independent third-party engineering consulting firms that are qualified to conduct Facilities Studies under the PJM generator interconnection process.  Any generation interconnection applicant may propose other independent third- party engineering consulting firms to Exelon for its consideration with respect to adding them to this list of qualified firms.  Exelon shall make a decision with respect to whether any proposed independent third-party engineering consulting firm can be included on such list within thirty days after a request to include any such proposed firm.  Once approved, Exelon shall not be permitted to remove a third-party engineering consulting firm from such list unless and until it can demonstrate good cause as determined by the PJM Market Monitor or the FERC.

(b) Any generation developer that desires to interconnect to the transmission system of one of Exelon’s Affiliated Transmission Companies may, in the developer’s discretion and at the developer’s expense, direct PJM to utilize one of the identified firms to conduct the Facilities

Study for its generation project for upgrades and interconnection facilities required on the Affiliated Transmission Company’s facilities.

(c) For all interconnection studies performed by a listed independent third-party engineering consulting firm, the Exelon Affiliated Transmission Company shall cooperate with and, as requested, provide information to PJM and the independent engineering consulting firm as needed to complete all work within the normal scope and timing of the PJM interconnection process.  The Affiliated Transmission Company shall provide to PJM the cost estimate for any facilities for which it has construction responsibility assigned in the PJM Interconnection Services Agreement.  If a dispute arises in connection with the Study performed by the independent engineering consulting firm or the Affiliated Transmission Company, then the generation developer or the Affiliated Transmission Company may pursue resolution of the dispute through the process laid out in the PJM Tariff.  Affiliates of Exelon that are pursuing the development of generation within the service territories of one of the Affiliated Transmission Companies shall, at their own expense, direct PJM to utilize one of the independent engineering consulting firms to conduct the Facilities Study for upgrades and interconnection facilities required on the Affiliated Transmission Company’s facilities and the Feasibility Study and System Impact Study shall be performed by PJM.  Nothing in this paragraph precludes an applicant, as part of its project team, from contracting with other contractors to assist it in the PJM interconnection process at its sole discretion.

(d) Exelon commits that Pepco and Pepco Maryland, ACE, Delmarva Power, PECO, and BGE shall remain members of PJM until January 1, 2025; provided, however, that if there are significant changes to the structure of the industry or to PJM, including markets administered by PJM, during that period that have material impacts on Pepco and Pepco Maryland, ACE, Delmarva Power, PECO or BGE, then any of those companies may file with FERC to withdraw from PJM.

(e) Exelon agrees that the PJM Market Monitor may review its Demand Resource bids in PJM energy, reserves, and capacity markets.

117. In order to facilitate consumer advocacy in PJM, Exelon shall make a one-time contribution of $350,000 to fund the expenses of the Consumer Advocates of PJM States Inc. (“CAPS”).  This contribution shall be a single contribution made with respect to all of the PHI utilities and service territories and shall not be specific to Pepco.  The cost of the contribution shall not be recovered in the rates of any Exelon utility.  Exelon shall agree to support reasonable proposals to have PJM members fund CAPS.

Settlement Terms Addressing Commission Factor No. 7

Development of Solar Generation

118. In addition to funding renewable generation as provided in Paragraph 6, Exelon shall, by December 31, 2018, develop or assist in the development of 10 MW of solar generation in the District of Columbia and will enter into good-faith negotiations of a commercially acceptable arrangement for 5 MW of such generation to be constructed at the DC Water Blue Plains Advanced Wastewater Treatment Plant (“Blue Plains”) and operational by December 1,

2018.  In the event a commercially acceptable arrangement cannot be negotiated for 5 MW of ground-mounted solar generation at Blue Plains, the 10 MW of solar generation to be developed under this paragraph shall be reduced to 7 MW.  Exelon shall sell the output of solar generation constructed in fulfillment of this commitment in the market, and shall not seek to recover the costs of this commercial solar development through Pepco District of Columbia distribution or transmission rates.  The construction and installation shall be competitively bid with a preference for qualified local businesses.  Exelon shall retain the solar renewable energy certificates and tax attributes for the solar projects; however, the SRECs created by such projects may not be used for District of Columbia Renewable Portfolio Standard compliance prior to December 31, 2018.  SRECs created in years prior to 2019 may be banked and then used in 2019 or thereafter, to the extent permitted by law. Additionally, Exelon may apply for, and the Commission may grant, a waiver from prohibition of SREC usage prior to 2019, upon finding of good cause by the Commission.

119. Exelon shall provide $5 million of capital to creditworthy governmental entities at market rates for the development of renewable energy projects in the District of Columbia.

120. Pepco shall coordinate with the District Government to facilitate planning for and interconnection of renewable generation to be developed by the District Government for governmental buildings or public facilities.

Enhancement to the Interconnection Process and Support for Customer-Owned

Behind-the-Meter Distributed Generation

121. Pepco shall reflect in its distribution system planning actual and anticipated renewable generation penetration.  Beginning not later than six months after closing of the Merger, Pepco’s distribution system planning will include an analysis of the long term effects/benefits of the addition of behind-the-meter distributed generation attached to the distribution system within the District of Columbia, including any impacts on reliability and efficiency.  Pepco will also work with PJM to evaluate any impacts that the growth in these resources may have on the stability of the distribution system in the District of Columbia.

122. Exelon, PHI and Pepco shall provide a transparent, efficient, and clear process for review and approval of interconnection of proposed energy-generation projects to the Pepco distribution system in the District of Columbia including the following:

(a) Service territory maps of circuits, within ninety (90) days after Merger closing, will be uploaded to the Pepco website, to be updated at least quarterly, that have the following information included: the area where circuits are restricted, and to what size systems the restrictions apply.  Three different maps will depict different restriction sizes. Each map will have the circuit areas on the particular map highlighted in a different color.  One map will show circuits that are restricted to all sizes.  One map will show circuits restricted to systems less than 50kW.  One map will show circuits restricted to less than 250kW.  The maps will also serve to identify areas that are approaching their operating limits and could become restricted to larger systems in future years.  As of September 1, 2015, there were no “restricted” secondary network circuits, but if they occur, a new map or method of depiction may be necessary.  A second network circuit may become restricted if the active and pending generation would cause utility system operating violations.  The categories of size restrictions depicted on the circuit maps will be made available for information purposes only, and will neither yield automatic cost allocation assumptions for resulting upgrades nor supplant the determination of the level of utility review afforded to the interconnection request.

(b) When a utility receives an interconnection request for a behind-the-meter renewable system, there are several factors, or criteria limits, to consider when it determines if upgrades are required at a specific circuit.  Pepco shall:

(i) Provide a report to the Commission within ninety (90) days after Merger closing that provides its criteria limits for distributed energy resources that apply for connection to its distribution.  This report shall include supporting studies and information that substantiate those limits.  The report will describe and discuss how Pepco considers the generation profile of renewable energy relative to load, as well as discuss the approaches utilized in other jurisdictions that have addressed the issue of the impact of on-site renewable resources on the local grid and circuits.  Pepco shall make itself available for discussions with the stakeholders on the report and to demonstrate the modeling tools used by Pepco to perform its analysis to accommodate additional distributed energy resources.

(ii) PHI is currently working with the United States Department of Energy in research designed to show how Voltage Regulation strategy, phase balancing, optimal capacitor placement, smart inverters and energy storage may impact Hosting Capacity.  PHI will share this research with stakeholders upon completion of the project.

(iii) PHI has provided data to National Renewable Energy Laboratory (“NREL”) as part of its in-depth work to review utility interconnection criteria.  A report is expected to be issued by the end of 2015.  PHI will evaluate its criteria with the criteria outlined in the NREL report to identify any improvements that may be made including treatment of behind-the-meter storage equipment.  PHI shall share information, discuss approaches, evaluating interconnection criteria, working with NREL, and providing an opportunity for stakeholders to comment on PHI’s proposed recommendations on interconnection criteria prior to public release.  PHI will collaborate with stakeholders in good faith but nothing in this Settlement Agreement obligates PHI to accept or be bound by the recommendations of the stakeholders. This collaborative effort will be completed within one (1) year following the approval of the Merger.

(iv) PHI will consider the hourly load shape and the hourly generation of interconnected small generators as a factor to determine the hosting capacity for any given location of a circuit.  PHI’s hosting capacity determinations shall adopt the minimum daytime load (“MDL”) supplemental review screen standards established in FERC Order 792 as well as findings from the collaborative research referenced above that allow for interconnection of distributed generation systems without additional need for study or upgrade investments (e.g., “Fast Track Capacity”) as long as aggregate installed nameplate capacity on the circuit, including the proposed system, would not exceed 100% of MDL on the circuit and the proposed system passes a voltage and power quality screen and a safety and reliability screen.

(v) PHI shall provide electronic data interface (“EDI”) access to historical electric usage through Pepco’s Green Button capability to its customers and to customer representatives (distributed energy companies and others who a customer designates to receive such information).

123. Pepco shall maintain within ninety (90) days after Merger closing an accepted inverter equipment list for small generation projects where once an inverter is reviewed and found to be acceptable for use, it is deemed acceptable for future development.  This list shall be easily accessible on the Pepco websites and updated quarterly.  Pepco will review its policy for requiring an equipment list to be submitted for panels and switchgear with each application and post on its website any changes in policy.

124. Exelon is committed to maintaining Pepco’s existing interconnection and net metering programs.

125. In addition to the current requirements of 15 D.C.M.R. Chapter 40 District of Columbia Small Generator Interconnection Rules, Pepco will adhere to the following requirements with respect to Level 1 interconnections:

(a) Pepco will issue a permission to operate to the interconnection customer, in the form of an email, within twenty (20) business days after the interconnection customer satisfies the requirements of 15 D.C.M.R. § 4004.4 (signed Interconnection Agreement, certificate of completion and the inspection certificate).

(b) In its annual report to be filed with the Commission pursuant to 15 D.C.M.R. § 4008.5, Pepco shall also report its performance with respect to issuance of permission to operate set forth in clause (a) above.  If more than 10% of the permissions to operate requested are not issued by Pepco within twenty (20) business days after satisfaction of the applicable requirements, the annual report will also include specific remedial action to be taken by Pepco to resolve the shortfall and the time frame to perform the remedial action.

(c) Within 180 days after the closing of the Merger, Pepco shall file a request for proposed rulemaking to add the requirement with respect to issuance of permission to operate set forth in clause (a) above to 15 D.C.M.R. Chapter 40, and to make adherence to the deadlines contained in 15 D.C.M.R. Chapter 40 at not less than a 90% compliance level subject to the EQSS standards in 15 D.C.M.R. Chapter 36.

(d) Within 180 days after closing of the Merger, Pepco shall file a request with the Commission to eliminate the $100 fee currently charged for a Level 1 interconnection application.

126. In behind-the-meter applications where the battery never exports while in parallel with the grid and both the battery and the solar system share one inverter, no additional metering or monitoring equipment shall be required for a solar plus storage facility than would be required for a solar facility without storage technology.  Pepco, through a stakeholder process, shall undertake appropriate further study of the issues regarding the coupling of solar and storage.  As a result of such studies, stakeholders may recommend changes to this protocol to the Commission. Pepco, in consultation with Commission Staff and interested stakeholders, shall determine an appropriate target completion date for this review within one (1) year after Merger closing.

127. Pepco shall develop an enhanced communication plan to proactively promote installation of behind-the-meter solar generation in its District service territory.  Included in the plan will be measures to utilize the Pepco web site and bill inserts to provide public service information useful to businesses and individuals that may be interested in installing solar generation as well as informing customers as to the capabilities of Pepco’s net energy metering program and advanced metering infrastructure.  Pepco will share its enhanced communication plan with the Settling Parties and other interested parties for their comment within six (6) months after Merger closing.  Within six months after Merger closing, Pepco will implement an automated online interconnection application process.  This process will enable customers to securely complete interconnection applications online and to track online the status of the customer application, including resolution of customer inquiries, issues and complaints.

Development of Microgrid Facilities

128. Pepco will coordinate with the District to interconnect and develop at least four (4) microgrids.  The objectives of Pepco and the District with respect to these microgrids will include the following: (i) to encourage on-site generation, including generation developed by competitive suppliers, (ii) to promote electrical interconnection that enhances the reliability of the electric grid, (iii) to continue universal service and consumer protections for all District electric consumers, and (iv) to identify projects that are cost effective and that leverage private investment, as well as public funding.  Pepco will, within eighteen (18) months after Merger close, file with the Commission a proposal for at least four (4) pilot public-purpose microgrid projects within the District to provide enhanced energy services during emergency events.  The filing shall include a proposal for funding and recovery of Pepco’s costs in connection with the projects through Pepco District of Columbia regulated retail utility rates and a description of any federal or District contribution to the development of the microgrid projects.  The filing shall also address alternatives for allocation of the costs of the microgrid projects to customers, including payment by all Pepco customers or payment by a smaller subset of customers who benefit from the project.  Pepco shall coordinate with the District on the selection of the pilot locations, the development of the proposal and the implementation of the projects.  The proposal for the microgrid projects will include, but is not limited to:  planning, design and construction of physical facilities and control technologies, the development of on-site distributed generation sources, such as combined heat and power, solar photovoltaic and fuel cells, and operation and maintenance activities.  The development and implementation of the microgrid pilot projects shall be competitively sourced.  Pepco shall install the microgrids within five (5) years after receiving approval from the Commission of the microgrid projects and of Pepco’s cost recovery.  Nothing in this Settlement Agreement precludes OPC or any party from reviewing and, if deemed necessary in OPC’s or each such party’s individual sole discretion, from challenging any such filing or proposed funding, recovery, or allocation of microgrid costs, or restricts in any way the arguments that can be made in any such challenge.  No later than twelve (12) months after the Merger close, Pepco shall file with the Commission an interim progress report on the legal, financial and practical issues associated with the planning and development of the microgrid project proposals.  The report should address at a minimum different ownership and operational structures for these microgrid projects to be located in the District of Columbia, including a legal assessment of the ability of an investor-owned utility to own either or both of the distribution and generation assets integrated into a microgrid project.  Nothing in this paragraph shall obligate the District to use Pepco for the development, financing, ownership or construction of the microgrids referred to herein, and the District is free to pursue microgrid development independent of Pepco, subject to applicable law, including interconnection rules and procedures.

Support of Formal Case No. 1130 (Investigation into Modernizing the Energy Delivery Structure for Increased Sustainability)

129. The Commission, pursuant to Order No. 17912 issued on June 12, 2015, opened Formal Case No. 1130.  Pepco, as the electric distribution utility in the District of Columbia, is an active participant in this proceeding and is subject to assessment to fund costs of the Commission and the OPC incurred in this proceeding in accordance with the laws of the District of Columbia.  Exelon commits that it will support, and cause Pepco to continue to support, the Commission’s objectives in opening this proceeding to identify technologies and policies that can modernize the District of Columbia energy delivery system for increased sustainability and to make the District of Columbia energy delivery system more reliable, efficient, cost-effective and interactive.

Procurement of 100 Megawatts of Wind Energy Under Long-Term Contracts

130. Exelon or its non-utility subsidiaries (for purposes of this section, “Exelon”) will, within five (5) years after the Merger close, conduct one or more requests for proposals or other competitive process (each an “RFP”) to solicit offers to purchase a total of 100 megawatts (“MW”) of renewable energy, capacity and ancillary services and all environmental attributes associated therewith, including but not limited to renewable energy credits (collectively, the “Product”), from one or more new or existing wind-generation facilities located within the PJM territory with an anticipated Product delivery date beginning approximately three years following the applicable RFP date.  Each RFP and associated documents will include the following provisions:

(a) Bidders will be asked to provide credit assurances satisfactory to Exelon in its reasonable discretion as needed to assist Exelon in evaluating each bidder’s existing and continued creditworthiness.

(b) Exelon will evaluate each proposal received in response to each RFP and will select one or more bidders based on the proposal(s) that Exelon determines, in its sole discretion, represent(s) the best value to Exelon.  In the event that Exelon receives fewer than three qualifying proposals in connection with an RFP, Exelon reserves the right to make no award in connection therewith and to conduct a replacement RFP at a future date.

(c) Exelon will contract for the purchase of Product through one or more power purchase agreement(s) to be negotiated between Exelon and the winning bidder(s) (the “PPA(s)”).  The PPA(s) will have delivery term lengths of ten (10) years and contain commercially reasonable, standard terms and conditions for the purchase and sale of the Product and, for purchases from new wind projects, development milestones and related standard provisions.  Product purchased by Exelon pursuant to the PPA(s) may be resold, retired, used for compliance purposes, remarketed, or otherwise used as deemed appropriate by Exelon in its sole discretion.

(d) The commitments made in this paragraph are intended to promote wind within PJM to facilitate meeting state renewable portfolio standard requirements, including each of the service territories in which PHI utilities provide service.  This commitment shall be a single commitment made with respect to all the PHI utilities and service territories.  Exelon and its non-utility subsidiaries will use commercially reasonable efforts to utilize the environmental attributes purchased through procurements under this paragraph to satisfy any obligations of Exelon and its non-utility subsidiaries under the District of Columbia’s renewable portfolio standard.

(e) The costs of implementing this paragraph (including the costs of all procurements and all costs under each PPA) shall not be recovered through Pepco District of Columbia distribution or transmission rates.

Additional Provisions

131. Each of the Settling Parties agrees to use its best efforts to ensure that this Settlement Agreement shall be submitted as soon as possible for approval to the Commission.  Exelon and PHI intend to file a Motion of Joint Applicants to Reopen the Record in Formal Case No. 1119 to Allow for Consideration of Nonunanimous Full Settlement Agreement and Stipulation, or for Other Alternative Relief (the “Motion of Joint Applicants to Reopen”).  The other Settling Parties shall promptly file a statement either supporting or consenting to a Commission determination to grant the Motion of Joint Applicants to Reopen.  If the Commission does not accept the Motion of Joint Applicants to Reopen, the Joint Applicants will file a new application consistent with terms and conditions of this Settlement Agreement (the “New Application”).  The other Settling Parties shall promptly file a statement in support of the New Application.

132. Each of the Settling Parties agrees to cooperate in good faith and take all reasonable action to effectuate the terms of this Settlement Agreement.

133. The Settling Parties agree that this Settlement Agreement represents the entirety of the agreement among the Settling Parties concerning the subject matter hereof and does not limit or otherwise affect rights and obligations any Settling Party may have under any other agreement.

134. The Settling Parties agree to support approval of the Merger upon the terms set forth in this Settlement Agreement in any proceedings before the Commission regarding approval of the Merger and/or implementation of commitments or conditions, which shall include filing testimony in support of the Settlement Agreement and the Merger.  The Settling Parties further agree to defend this Settlement Agreement in the event of opposition to approval of the Merger from non-signatory parties before the Commission.

135. This Settlement Agreement contains terms and conditions each of which is interdependent with the others and essential in its own right to the signing of this Settlement Agreement.  Each term is vital to the Settlement Agreement as a whole, since the Settling Parties expressly and jointly state that they would not have signed the Settlement Agreement had any term been modified in any way.  None of the Settling Parties shall be prohibited from or prejudiced in arguing a different policy or position before the Commission in any other proceeding, as such agreements pertain only to this matter and to no other matter.

136. Notwithstanding anything to the contrary set forth in this Settlement Agreement, upon the occurrence of any of the following events, either Exelon or PHI, in its sole discretion, may terminate this Settlement Agreement, and this Settlement Agreement then shall be deemed null and void and of no force or effect:

(a) if the Commission does not, within forty-five (45) days after the date of the initial filing of the Settlement Agreement with the Commission as an attachment to the Motion of the Joint Applicants to Reopen (the “Settlement Filing Date”), set a schedule for action for consideration of this Settlement Agreement which allows for a Final Order for approval of the Merger within 150 days after the Settlement Filing Date;

(b) if the Commission sets a schedule for action on the Motion of the Joint Applicants to Reopen or the New Application (if the Joint Applicants file the New Application), or establishes a revised schedule, which does not allow for a Final Order for approval of the Merger within 150 days after the Settlement Filing Date;

(c) if the Commission fails to adopt a Final Order approving the Merger and this Settlement Agreement as filed with the Commission without condition or modification within 150 days after the Settlement Filing Date;

(d) if the Commission issues a Final Order disapproving the Merger or the Settlement Agreement or adding conditions or making modifications to the Merger or this Settlement Agreement; or

(e) if the Merger Agreement is terminated or the Merger is not consummated for any reason.

137. This Settlement Agreement is submitted to the Commission for approval as a whole and the Settling Parties state that its provisions are not severable, in accordance with 15 D.C.M.R. § 130.10(f).

138. The terms and conditions set forth in this Settlement Agreement in Paragraphs 1 through 130 shall only be binding on the Settling Parties upon approval by the Commission and upon consummation of the Merger, which are express conditions precedent.  In the event that the Commission enters a Final Order approving this Merger which is subsequently reversed or vacated, then Exelon shall have the right to void any executory obligations and recover any funds paid consistent with the decision of the District of Columbia Court of Appeals or the Commission’s order on remand.

139. Exelon submits to the jurisdiction of the Commission for enforcement of the terms and conditions herein.  Nothing in this Settlement Agreement is intended to diminish the jurisdiction of the Commission with respect to the Settling Parties.

140. This Settlement Agreement may only be modified by a further written agreement executed by all the parties to this Settlement Agreement.

141. This Settlement Agreement may be executed in as many counterparts as there are parties to this Settlement Agreement, each of which counterparts shall be an original, but all of which shall constitute one and the same instrument.

142. The Settling Parties are submitting this Settlement Agreement, inter alia, subject to and in accordance with 15 D.C.M.R. Section 130.10.  As required by Section 130.10, this Settlement Agreement (a) has been reduced to writing; (b) contains all of the terms and conditions agreed upon by the Settling Parties; (c) has been clearly and accurately labeled as a nonunanimous settlement; (d) has been clearly and accurately labeled as a full settlement; (e) indicates by this clause that the parties to Formal Case 1119 that have not signed the Settlement Agreement are expected to either oppose or be neutral with respect to the acceptance of the Settlement Agreement; (f) states that the provisions of the Settlement Agreement are not severable and that the Settlement Agreement must be accepted or rejected in its entirety by the Commission; and (g) indicates that the Settling Parties have stipulated, or will stipulate, the admission into evidence of the testimony and exhibits filed by the Settling Parties in support of this Settlement Agreement.

[Signature page follows]

EXELON CORPORATION, on behalf of itself, EXELON ENERGY DELIVERY COMPANY, LLC, and NEW SPECIAL PURPOSE ENTITY, LLC

___________________________________

BY: Darryl M. Bradford, Executive Vice President and General Counsel

PEPCO HOLDINGS, INC., and POTOMAC ELECTRIC POWER COMPANY

___________________________________

BY: Kevin C. Fitzgerald, Executive Vice President & General Counsel, Pepco Holdings, Inc.

GOVERNMENT OF THE DISTRICT OF COLUMBIA

___________________________________
BY: Muriel Bowser
Mayor of the District of Columbia

___________________________________
BY: Tommy Wells
Director, Department of Energy and Environment

___________________________________
BY: Karl A. Racine
Attorney General for the District of Columbia

OFFICE OF THE PEOPLE’S COUNSEL OF THE DISTRICT OF COLUMBIA

___________________________________
BY: Sandra Mattavous-Frye
People’s Counsel

[Signature page to October 6, 2015 Settlement Agreement[

DISTRICT OF COLUMBIA WATER AND SEWER AUTHORITY

___________________________________
BY: George Hawkins
Chief Executive Officer and General Manager

[Signature page to October 6, 2015 Settlement Agreement[

NATIONAL CONSUMER LAW CENTER, NATIONAL HOUSING TRUST, and NATIONAL HOUSING TRUST – ENTERPRISE PRESERVATION CORPORATION

___________________________________
BY: Charles Harak
Senior Attorney

[Signature page to October 6, 2015 Settlement Agreement[

APARTMENT AND OFFICE BUILDING ASSOCIATION OF METROPOLITAN WASHINGTON

___________________________________
BY: Margaret Jeffers, Esq.
Executive Vice President

[Signature page to October 6, 2015 Settlement Agreement[